Filed by Banco Santander Central Hispano, S.A.

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding N.V.

Commission File Number: 001-12518

Date: May 30, 2007

Important Information

This communication is made available pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the potential transaction involving ABN AMRO, the Banks (Fortis, RBS and Santander) expect to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the potential transaction (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is a transcript of remarks made during a media briefing and question and answer session with Sir Fred Goodwin of Royal Bank of Scotland, Alfredo Saenz of Santander and Jean-Paul Votron of Fortis at 2:00pm BST on May 29, 2007.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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Royal Bank of Scotland

Presenters: Sir Fred Goodwin, Jean-Paul Votron, Alfredo Sáenz

Tuesday 29th May 2007

14h00 BST

Sir Fred Goodwin: Good afternoon ladies and gentlemen, a very warm welcome along here this afternoon, thank you for taking the time to be with us. I think my colleagues Jean-Paul and Alfredo need no introduction, they will be speaking a little bit later on to introduce the particular features of the deal from Fortis and from Santander’s perspective but I’ve been nominated to give you a quick run through from a consortium point of view of the key features of the transaction. I know that you’ve had the opportunity to go through the press pack already and much of what we’re talking about today has been around for some time so I know that not all of this will be new news, so I’ll try and move through the presentation pretty quickly and we’ll be very happy at the end to take the opportunity to answer any questions you might have. After questions in this session I know that Jean-Paul will be making a small presentation to give you some more of the details from a Fortis perspective.

Right, the important information is important and it’s in the pack so I’ve now drawn your attention to and we can move on, I wouldn’t suggest reading it all right now. A very clear rationale, there’s been a great deal written about this transaction already and much about concentrating on I guess the cut and thrust of the transaction itself but it’s important I think to just step back from that and remind ourselves that there’s a very particular reason and basis for what we’re doing and it’s well grounded in logic and industrial sense for our businesses. ABN AMRO more than anything else is a collection of very good businesses with very good customer franchises and it’s something that all three of our organisations would like to own, that is why we are doing this. It is a business which is spread widely across a great many geographies and across many products, it’s both an opportunity and part of the reason for the difficulties which ABN are in at the moment, it is spread

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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across a great many geographies and a great many products, too many in most instances we would say and we will return to that theme a little bit later. It is an organisation which is dogged by a lot of organisational complexity and it’s an organisation which itself has acknowledged that it can’t go forward with its own existing strategy as it needs a partner and in fact as it needs to sell parts of the group, so those have all be acknowledged already by ABN AMRO as you know. From our part within the consortium we’re very clear that there’s a comprehensive strategic fit for the ABN businesses with ours. The consortium’s interest extend practically across the whole of the ABN AMRO business. As a result the consortium members have extensive knowledge of the markets within the major markets within which ABN AMRO operate and we all have a proven track record of integration in doing so successfully whilst at the same time continuing the growth of the business because when this transaction is long forgotten about and the synergies and cost savings are all long forgotten about, the success of our organisations will all be intimately linked with our ability to grow this business going forward. So the ability to grow this while we’re doing integration is terribly important. To all of us unfortunately it’s something we all have a good track record in doing.

The objective of course is to generate value for our shareholders. We do believe that the business which we’ll create as a result of this combination will enable us to do that because of their growth prospects and their enhanced market presence. There are clear cost saving opportunities which we’ll talk about a little bit later, but more than anything else I really think point three is a key one that we do see opportunities for sustainable increases in profitability and revenue growth in these businesses, and of course the synergies we think are highly achievable. They all relate to the transaction itself, none of the synergies relate to other things which we could do anyway with our business. They are all directly related to the transaction.

The offer terms, you’ll have seen these already. It’s basically still €38.40 a share, since we last made an announcement we have increased the cash component from 70% to just under 80%. The capital ratings are all fully underwritten, I know that’s a topic that’s been debated over the piece but the capital ratings are fully underwritten and sub-underwritten and continue to be further underwritten and participated as we speak and there are no financing conditions attaching to those.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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The offer is conditional, circumstances out of our control involving the Dutch courts and the Bank of America contract necessitate that. We’ve also indicated in our bid that there will be a €1 retention until such time as the LaSalle issues are resolved. We as a consortium will under all circumstances pay €38.40 but it may be the case that some of that has to be used to resolve some of the LaSalle issue, that would still be very much our preference and our ambition to resolve the issues in relation to LaSalle amicably with Bank of America and with ABN AMRO. As has already been mentioned in our announcement we have had discussions with Bank of America, they were both amicable and professional but they have not at this point produced an agreement and there are no ongoing discussions as we speak.

The allocations of the business, I don’t propose to go through all of this slide. I think it’s actually interesting that everyone as soon as we mention the three participants in the consortium people were able to pretty accurately and pretty quickly work out who got what. It is a very natural alignment of interests here. We didn’t spend a lot of time arguing over who got what, there’s a very, very natural alignment of interests. These businesses all fall into the ownership of the consortium members as you can see on the slide. I’ll just draw your attention to the part at the bottom about shared assets, there are a very, very small number of assets notably the Capitalia stake which none of us wish to own and there are some shared costs which we all will deal with collectively as a consortium and we all share an economic interest in those until they are all realised or otherwise dealt with. The consideration splits up in those percentages and the profit before tax splits up in similar percentages as you will see.

We all have very good track records of integration and of delivery of the benefits that we promised and I don’t think that any of us are wanting to use this transaction to break those track records. So the methodologies which have proved successful in all of those have been deployed here and arriving at our synergies, they’ve been build bottom up, they are all synergies which we have a high degree of confidence around our ability to deliver.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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Cost savings and revenues, synergies are an important part of the economics of the transaction as you would expect. One of the particular benefits which the consortium enjoys is that these are essentially in-market de-duplication synergies, because we have businesses of our own in the same markets then we have the opportunity to achieve much higher levels of synergy and to do so with lesser risk because we are operating in the same markets and in the same business activities and that’s a very, very important point when it comes to consider both the size and the achievability of the synergies, both costs and revenue.

It won’t come as a great surprise after that we’ve got a good business fit with businesses that we’re already involved with, high de-duplication synergies that the returns for our shareholders are very attractive. This is not an easy transaction to do as we’ve acknowledged, it’s eminently doable but it has challenges and it has risks and I think you’ll see from the returns that we’re demonstrating there that there’s something in it for each of the consortium members. It’s a fair transaction for us and it’s a fair transaction for ABN AMRO in our opinion.

It’s important also not to just spend all of our time talking about shareholders, there are other important constituencies here most notably the customers and employees of the ABN AMRO Group. It’s fairly easy to see how customers will benefit as great investment goes into the business, ABN itself has been cutting jobs and shrinking to try to come to grips with its existing performance issues. The consortium will deal with those issues and will invest in the businesses going forward. We believe we will be better owners for these businesses and you’ll have the opportunity to hear from both Jean-Paul and Alfredo as well as myself on what we plan to do in each of the individual businesses to ensure that is the case. As ever the principle objective of the integration will be to ensure there’s minimal disruption to customer facing activities.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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From an employee perspective we integrate a far more sustainable platform going forward. We want to take this business out of the difficulties that it’s in, to rebase it and put it on a secure growth path going forward. There’ll be no significant increase in offshore jobs and it’s our understanding that there will be fewer current employees affected by these proposals than is the case with the Barclays proposals, I think that’s another important issue importantly at the bottom and I know Jean-Paul will talk more about this as Fortis are very much in the driving seat in the Netherlands but that there will be no job losses other than through natural turnover, redeployment and voluntary redundancy.

For our own part as I turn now to what specifically is in this for RBS, three strands of interest in the business. Firstly and foremost certainly in our mind is the global banking and markets business, the significant overlap with ABN AMRO, a great opportunity in areas where we have product strength relative to ABN, they have product strength relative to us in different areas and there are a number of product areas where we both have some strength but are not in the Premier League. When you put the two businesses together we move not just into the Premier League but to the top of the Premier League in almost every product category in which we conducted activity at the moment. It greatly strengthens our number of customers relationships. We are the number one bank for customer relationships in terms of numbers of large company relationships, number one in the UK, number one in Europe, number five in the US and number five in Asia; a very significant leg up bother for ABN AMRO and for RBS. The real jewel in the crown as it were was the opportunity from an RBS perspective. Citizens and LaSalle, a great deal has been talked about, rather more than perhaps we’d initially envisaged but in fact LaSalle is not just another Citizens acquisition of which there have been so many successful acquisitions in the past. LaSalle brings with it a commercial orientation, LaSalle is about 70% commercial, 30% retail. Citizens is almost precisely the inverse, it’s 70% retail, 30% commercial. As you may recollect me saying at previous results announcements we have begun a path of investment in the United States to grow our commercial business and LaSalle would move us quite markedly down that path in terms of growing in commercial banking.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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There are also a number of interesting businesses that ABN AMRO has throughout Asia, interesting retail positions in quite a large number of countries including India and China, in truth probably too many businesses in too many countries, many of them are sub-scale but on the other hand there looked like being a number of options there which would be quite difficult for someone else to create. To get licences to open 27 branches in India for instance is quite a difficult thing to do, it comes with the ABN opportunity, so we’re interested in that opportunity although we have not included any synergies whatsoever for that part of the opportunity at this time. So there’s three strands of opportunity for RBS, each one of them aligned to strategic initiatives are already off and running in the business; the growth of the global banking and markets business, the growth in the United States and the expansion of our interests in Asia. So all told very much on point with existing RBS strategy and of course rather obviously at the bottom it will materially increase the proportion of our earnings which come from outside the United Kingdom, again another strategic priority that we’ve clung to for a number of years.

If I could at this point hand over to Jean-Paul and Jean-Paul will take you through the benefits and attractions for Fortis.

Jean-Paul Votron: Thank you Fred and good afternoon. Let me share with some of the Fortis perspective here and there will be time as Fred indicated later to discuss it in more detail. You’ll all be familiar with some of our key headlines which we usually share with you, they’re talking about growth and they’re talking about sustainability of our earnings and predictability of our earnings. This proposition is all about growth and sustainability of our earnings going forward creating shareholder value for our shareholders as well. Why is this an opportunity of creating core sustainability? Number one if you look at the rationale for looking at the Benelux operations and particularly Business Unit Netherlands, I’ll come back to private banking and commercial

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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banking in a minute, you will all recognise the logic of being really very interested in doing that. The reason is simply that commercial banking and retail banking are core to our activities and Benelux is core as well. By creating more size in the Netherlands with Business Unit Netherlands it will give us a chance, a great opportunity to really build more scale, being able to work on unit cost, invest in innovation, invest in marketing, invest in product development, distribution mechanism etc and use that strong platform which is essential in retail to actually export further our capabilities as we have already started with Fortis. So the first point, it makes a lot of sense to be a market leader in that position in Benelux. By the way Benelux is a very attractive region, I keep saying that to journalists and investors when I do presentations. Let’s not forget that Benelux has a dense population, GDP per capita which is superior to many countries like UK or like Germany or like France for example and is also enjoying growth which is on average above the average of the euro environment, so a critical position as a logistic place in Europe and this is why we’ve very proud of being strong in Benelux. We want to create a superior proposition for clients, let me just share a few numbers with you. This will be a business dealing with more than 10 million clients, 2,000 branches in Benelux plus the branches outside, that’s 2,500 branches in retail; a strong commercial banking business across Europe, as you know we’ve invested heavily in the last few years to achieve that and by the way leads to my second point which is the connection with private banking. Fortis has been investing in private banking in the last number of years being too organic growth but also to acquisitions. Our private bank is a great private bank, it’s connected as well to our commercial bank which makes it a unique business proposition as we’re dealing with the entrepreneur and the enterprise. We have a distribution in Europe of more than 125 business centres in 19 European countries and this will just help us boost this further. We will thanks to this operation be the third largest private bank in Europe after UBS and Credit Suisse. It gives us a great opportunity to develop more products, more services, to also acquire talented people which is very important in the discipline as every discipline in banking but you know how much the fronting of that business is key and we’re very happy that we’ll be able to develop that internationally as well.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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The third point I want to just highlight and then we’ll have time for Q&As and the other presentation to detail it, the importance of asset management. You will recall and I’ve said a number of times that our asset management business was a little sub-scale to our own taste and that we would welcome an operation which would make it a bigger asset manager than what it is today. Thanks to this we will have an asset management business with a size of €300 billion of assets under management but it also gives us an international footprint from the States to Asia in every single region where we can then develop more products, more interface for clients etc, so from an asset management standpoint we are very excited about that opportunity.

Let me just share one point about people because it’s extremely important and Fred raised it. We are planning synergies as we should and I think we’ve done a careful job at evaluating what they could be and they amount to about €1.3 billion, 86% of the synergies are in cost synergies so it’s about a billion plus. This will impact our businesses, in the Netherlands we think it will be to the magnitude of plus 6,000 positions which are overlapped with positions we have. Having said that if you take the impact of 7% a year you should also know that Fortis has been in the last few years increasing and acquiring businesses but also organically getting more people on board which is a plus of 9,000 people if I take last year. So if we look at the Netherlands in particular taking into account our plans in terms of efficiency and balancing that with our needs as well, we’re pretty optimistic that this would be a doable plan.

Let me close by saying two things. One is that we have been recognised always as great social partners. We have in our history we can be proud of saying that we’ve always made the point to have that strong relationship with unions and so on. That’s the first point, the second point which is very important for the Netherlands, we’re also looking at our joint philosophy, look back at ABN AMRO today and in the past they’ve always been very committed to their social involvement, Fortis as well. To give you an example 25% of our workforce is deliberately supporting social activities and helping the people who need help. We see our social involvement in the Netherlands further improving because of our joint action, by being also one of the most important

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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players in the Dutch country in terms of the economy. The brand name is key and it is our intention to leverage that brand name. There is a lot of equity in the ABN AMRO brand name. There is also a lot of equity in Fortis and we’ll be acting very smart, I can guarantee that in the way we are managing these tremendous values for our company.

That’s what I wanted to share with you, in a few minutes we’ll have time for questions as I said and also a more extensive presentation, Alfredo, we’re moving to sunny Spain.

Alfredo Sáenz: Good afternoon. Well, I’m very glad to say a few words about Brazil, Italy and Interbank which are the three assets we are acquiring in this deal. I will start with Brazil which represents the bulk of ABN AMRO’s Latin American business and the bulk of our acquisition of our part of the consortium. This acquisition in Brazil will allow us to achieve a step up in terms of scale. We will have the second largest bank, largest deposit base in the country and the third largest distribution network. On top of that this acquisition has an excellent fit with our Santander Banespa, Banespa is our subsidiary in Brazil, an excellent fit from a geographical as well as from a product and client base point of view. We think that by integrating both franchises we can generate significant in-market synergies with a very, very limited execution risk. In summary this acquisition will allow us to take a qualitative leap not only in terms of size but also in terms of efficiency and growth opportunities and it would give us a footprint quite similar to the one of Itaú or Bradesco in the country. Santander Banespa and ABN Real are highly complementary, both from the geographical and from the product point of view. Banco Real is strong in Rio de Janeiro and Minas Gerais, two states in which Santander is under-represented in terms of distribution network and at the same time Santander is strong in regions such as Rio Grande do Sul where Banco Real is clearly under-represented. Overall the combined entity will have a more balanced branch network with a strong market share in the regions to regions of the country. From a product point of view the fit between the two banks is very good, it’s very evident, Santander Banespa is much stronger in the affluent segments and corporate banking. At the same time ABN Real is stronger in the mass market and in the SME segment, so the combined entity would have a more balanced bank from the point of view of its product and client mix and dominate all product markets in the Brazilian banking sector.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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Now about Antonveneta. We have said in the past that we like the Italian banking system. It’s a banking system which offers attractive returns with segments that in our view are clearly underdeveloped such as retail, mortgages, consumer lending etc. On top of that we think that there is a potential for efficiency improvements through IT and better practices. Italy is also a market we know very well which we have studied for a long time, first through our presence in San Paulo, later through our consumer finance and private banking operations. Therefore I think that we can take a realistic and well founded view of what we can achieve in this market. Within Italy Antonveneta is a franchise we like, it has an appropriate critical mass to achieve good returns and it has a strong base in some of the richest regions in the country. Antonveneta represents for us an excellent platform from which to grow in Italy. It’s still under-represented in some segments, that means that it has clear growth opportunities. I also think that by exporting our business model and our IT to Antonveneta we can achieve significant efficiency improvements.

We see three, four sources of value generation in Italy. The first one is the potential to improve Antonveneta’s efficiency, in fact its ratio of administrative and general expenses to total revenues is much higher than our standards in Continental Europe. The second potential is the potential to improve the commercial performance of Antonveneta in areas in which it is underrepresented, as I mentioned before such as retained mortgages, consumer spend etc. The third one, the third source of value is the potential to generate synergies with our global units, credit cards, insurance, asset management etc. The fourth one is the potential to expand Antonveneta’s presence in Italy through an organic expansion, taking advantage of the consolidation process undergoing in the Italian market.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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Finally the third asset we are acquiring in this deal is Interbank and DMC, it’s a very small consumer finance unit in the Netherlands. That unit has a perfect fit with our Santander consumer finance operations. We are operating in this kind of specialised business theme in 14 different countries, we already have a presence in the Netherlands and this unit will benefit and enhance our Dutch position in the market.

Thank you.

Sir Fred Goodwin: Thanks Alfredo. That brings us to the end ladies and gentlemen of the formal presentation, we’ve got a slide there which are some of the next steps coming up, you’ll be familiar with those and they’re still subject to actions in the hands largely of third parties in terms of setting precise dates but from the consortium’s point of view it’s full steam ahead from this point onwards in terms of preparing our documentation and moving forward just as quickly as we’re able to move in the timetable forward. We’re happy to try and take any questions you might have, we have colleagues who’ve been connected up to us by video in Santander and there are also some connected by telephone, so technology permitting we’ll try and take questions from in the room and outside of the room and see how best we can fare.

Jason Singer: Hello, Jason Singer with the Wall Street Journal. Can you tell us a little bit more about this €1, it seems like it’s not very well defined under what circumstances you keep it and under what circumstances you’ll pay it out.? I want to define because I think you made some comments earlier it’s to cover expenses, it’s not just litigation but in the document it seems to say it’s just litigation and the way it’s written it comes across a little bit like a slush fund, so can you be a little bit more specific as to what this €1 will cover and what it won’t cover.

Sir Fred Goodwin: I think it’s pretty specific as it can be Jason, there are no circumstances under which we keep it so we always pay €38.40. The only issue is whether we pay it to ABN’s shareholders, they’ll get €37.40 of it, the euro will be paid either to them or to Bank of America be

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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it through litigation or in connection with any agreement we might reach with Bank of America if there’s cause to depart from the valuations which were implicit in what they’ve already bought. So there’s no sense of it being unclear of where it goes or what it would be used for and there are no circumstances that it comes back to the consortium, so we can say that any balance that’s left over will be paid to the ABN shareholders. So under all circumstances the consortium will pay €38.40 and if LaSalle is not resolved then this offer doesn’t stand.

Jason Singer: I think there was some wording in there saying that if you chose to sell LaSalle to Bank of America then the €1 wouldn’t come back to shareholders and if there was some proportion of LaSalle, what proportion of LaSalle do you need to consider the liquidation a success?

Sir Fred Goodwin: We’re not in negotiations with anyone about LaSalle at this point so I wouldn’t want to rush that particular equation but if we reach a settlement with Bank of America then we’ll consider how to deal with the €1 in that context. We’re more than happy to pay the €38.40. We will as I say under all circumstances pay the €38.40. It would be our preference to pay it all to the ABN AMRO shareholders because that means we end up winning all of LaSalle, but as to what hypotheticals can arrive along the way we’ll need to see how we do that, but I think the inclusion of the €1 signals our resolve to pursue as far as we can the acquisition of LaSalle.

Peter Thal Larsen: Peter Thal Larsen from the FT. Sir Fred, could update us a bit on your discussions with the Dutch Central Bank and specifically give us a little bit more sense of how this bid vehicle will work? You talk about it being owned by the three banks but you also talk about RBS underwriting it from a regulatory perspective. Does that mean that you’re owning 50% of the bid vehicle and the other two are owning the rest?

Sir Fred Goodwin: No, the percentages are as set out in the document Peter. Jean-Paul and I amongst others have been involved in a lot of discussions with the Dutch regulator about a variety of matters, indeed it was with the guidance of the Dutch regulator, the DNB that we’ve

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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actually arrived at the structure which we have which is that there’ll be an RBS subsidiary which makes the acquisition and which Santander, Fortis and ourselves will be shareholders in the valuation percentages that we indicated in the document today and that entity which is an RBS subsidiary will be responsible for all regulator matters – not just to the DNB but all regulatory matters in connection with the ABN AMRO business. In the first instance we will then move very quickly and with the appropriate regulatory approval to move the components of the business to their ultimate owners, so for instance to move Brazil and Antonveneta to Santander at which point they would assume all regulatory responsibilities in connection with those businesses.

Questioner: What will you do with the leftovers of this deal like Prime Bank and Capitalia, there was one line in the press release which says it’s not dividing?

Sir Fred Goodwin: I think as far as Capitalia and Prime Bank are concerned at this stage they were going into the so-called ‘rump’ and they would be realised for the benefit of the consortium members. The headquarters is a more complicated matter because there were quite a number of parts of the headquarters which will go into part of the business which Fortis is going to run, quite a significant part of it will go into the businesses which RBS will be running still based in Holland, so there isn’t a single answer to the headquarters but insofar as there would be any headquarters costs left over unallocated amongst any of the businesses then the consortium would bear those in our proportionate share.

Questioner: Just a follow-up on the DNB question, did I understand correctly that DNB gave you comfort on the structure of the deal that they will agree with this? I understand that there will also be extraordinary meetings of the shareholders of the three banks. Will consent of shareholders be a condition of the transaction?

Sir Fred Goodwin: Yes to the latter point, there will be various meetings of the shareholders including there need to be some meetings of ABN AMRO’s own shareholders along the way here,

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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so there are a variety of shareholder meetings. That’s quite normal and in fact to my mind that’s exactly as it should be. These business belong to the shareholders so I think it’s right that they get the chance to have their say. As far as the DNB, I wouldn’t go so far and say the DNB have approved any arrangements as yet for any of the parties, it’s a simple issue but from the very early stages we’ve been in liaison with the DNB and to Peter’s point about the particular structure with it being an RBS subsidiary, that was something that the DNB guided us towards which actually made quite a lot of sense so we were happy to be guided.

Carrick Mollenkamp: Carrick Mollenkamp of the Wall Street Journal. Fred, you were in talks with Bank of American last week but now you’re not. Why is that if they were amicable?

Sir Fred Goodwin: Oldest reason in the book Carrick, we didn’t reach a deal that we each agreed on. They were very amicable talks, they were very professional talks, I was involved, Larry was involved and we got to a point where there was a gap between the parties that didn’t get bridged and that’s usually why deals don’t get done in our experience.

Questioner: I just wondered if there was any large difference between a document being submitted today and the document that was originally submitted to ABN and also if you’re still seeking a recommendation?

Sir Fred Goodwin: There’s no material differences. I guess the €1 piece was new because at the time of the document ABN at that time it was an outline of what our bid would look like and at that stage if you remember it went in in the context of us trying to acquire LaSalle through the go shop provisions, so the whole context in which the €1 has come up was not known at that time. The cash was at 70% rather than 79% but basically that’s it. The second part of the question, it certainly would be our desire to secure a recommendation if we could. It’s a little challenging at this point in that the deal that ABN have done with Bank of America prevents them from recommending anything else and indeed from talking to us in connection with a recommendation,

Royal Bank of Scotland

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Tue 29 May 2007

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but certainly if we can get there it would of course be our preference to go down that route. I’m just wondering if I could try and put the technology to the test here and try and take a question from Santander if we can if there are any questions in the room in Santander?

Questioner: Good morning. We’d like to know what other assets would Santander sell together with San Paulo? I didn’t understand clearly what you said about capital, could you expand on that please?

Alfredo Sáenz: Basically this includes the sale of financial assets, basically San Paulo, some minor ones and other assets would be buildings for our own use which the group has an important proportion in property and therefore in our balance and from the publication of the first releases of Basel II we decided it will be attractive from the point of view of the use of capital to sell them. This was recommended to be done with some solidity and from the point of view of assets, those are the two major blocks for sale. Obviously you will ask immediately if we are going to sell Sepsa, yes, it is on the list of products and it is our intention to sell it, but in terms of timing we haven’t considered the sale of Sepsa yet within this operation. Maybe we are in time, maybe we are not but the rest of the use of the balance is definitely freeing of capital and major leverage for the bank. Another question from Spain?

Questioner: Good afternoon. I wanted to ask if you ever considered Banesto’s capital within this operation, whether you can detail any more about the financial costs, the financials out of the operation which are rather high?

Alfredo Sáenz: At this moment we have no need in principle to sell any part of Banesto to finance this operation. The figures we have handled up to now and for financial costs we are going to issue the selling of issues doesn’t report any benefit. It is possible it might help to make some savings and therefore a slight improvement of the results and only the part of that ratio, capital instruments gaining instruments and that would convertibles might through some financial costs in theory, maybe €5 billion, 4%, it’s only €200 million which obviously is not a very material figure.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

Ref #4270111

Questioner: I would like to know what percentage would come from capital and would the operation take place between July and August?

Alfredo Sáenz: I said that the extension of capital would be for 4.5 million mandatory convertibles in technical terms and 19 million. I don’t remember the second part of the question, what else did you ask?

Questioner: The second part is the extension of capital, would it take place in August?

Alfredo Sáenz: Not necessarily. We have time between July and September so we will have to call a general assembly but it will be around those dates. Any other questions from Madrid?

Presenter: No more questions from Madrid.

Sir Fred Goodwin: Thank you very much. At the risk of pushing our luck slightly, we’ll come back to the room in a minute but if I could just try and push our luck a bit further and take a question from there, there’s about 100 people on audio. So if we could try the first question from audio please? That’s gone into the ‘too hard’ bracket, in that case we’ll flip back into the room. There’s another here?

Julia Werdigier: Julia Werdigier, New York Times. I’ve got three short questions. One, do you plan to take up the Bank of America talks again? Can you tell us why you increased the cash portion and if the legal costs exceed the €1.85 billion, who will bear those costs?

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

Ref #4270111

Sir Fred Goodwin: Ok, I can probably rattle through those pretty quickly. If the opportunity presents itself we’d be happy to enter into further discussions with Bank of America, I think we’ve set that out in the document and that seems to us a sensible thing to try and do. The cash proportion of the deal was increased simply because it’s more cost effective for us to do that. Cash is less expensive to us than equity and it also brings greater certainty to the ABN AMRO shareholders. So we indicated at the time of the first proposal that we put out that it would be at least 70% cash so even at that time we anticipated we would issue some more and that’s what we’re determined to do. The final question about if the legal costs exceeded it, I think first of all they would have to be pretty substantial legal costs to get beyond that figure and our lawyers would tell us that that’s not a space that they would anticipate getting towards. If we were heading towards that space then we would need to think very carefully what to do because the rationale behind the €1 is that we don’t wish to import those costs into our shareholders. We don’t wish our shareholders paying those costs and that’s what the €1 is about, but it’s certainly not legal advice that we would get into that space.

Russell Lynch: Russell Lynch from the Press Association. You said here about the deal being attractive to RBS shareholders but the share price is down I think around 2% today, I just wondered why that is? Also could you be a bit more specific on the job situation, I think Jean-Paul mentioned 6,000 jobs in the Netherlands. I just wondered if you could give us a bit more detail on jobs or potential positions being cut in the UK and the US?

Sir Fred Goodwin: I’ll deal with the share price first of all. I think it was widely anticipated that when we bid the share price was going down, the general reckoning rather perverse as they may seem to you and me that that was a sign that people think we’re going to win. I think I’d prefer it was always as ever to go up but I think that was the expected outcome today so we’ll see how it moves over the next few days. As far as jobs are concerned here in the UK, again the model that we’re looking at is about growth. There will be job losses as a result of the consortium’s proposal, of that there is no doubt. Jean-Paul I think has already covered the situation in the Netherlands

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

Ref #4270111

and as far as the UK is concerned it will rather depend on how much of the business we choose to keep here and how much we choose to locate in Amsterdam. There certainly will be job losses here, I don’t have a precise figure to put on them as by geography. We have figures that we’ve not published at this point for the total transaction which comes some thousands short of the equivalent figures from the Barclays proposal, so it’s some thousands short of their number. To give you a precise London figure we haven’t looked at it in that context because we’re still to make the final decision as between what would be in London and what would be in Amsterdam. Carrick again and then Peter.

Carrick Mollenkamp: Mr Votron, can you walk us through please the €8 billion in capital that Fortis plans to raise, what that is beyond the footnote that’s in the remarks?

Jean-Paul Votron: Sure. What we are actually structuring as a deal is a rights issue for €15 billion which is the first step, fully underwritten by Merrill Lynch. We have other arrangements to raise the total if needed up to €25-28 billion which we may not need by the way. The components of that are supported by different banks as Sir Fred said. There is also an element of restructuring in our own balance sheet, we’re looking at securitisation. We’re looking also at the exit of some strategic and non-strategic investments which we may consider to exit actually as a component as well.

Carrick Mollenkamp: Could you be more specific on what you’re securitising or trying to offload?

Jean-Paul Votron: I am not prepared to be more specific about these items today.

Carrick Mollenkamp: Why is that?

Jean-Paul Votron: Because I think that’s something which we’re working on and which I don’t think should be shared in the general public.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

Ref #4270111

Carrick Mollenkamp: Just separately a quick follow-up on the strategic or non-strategic. You’re currently in the process of…have you begun the process or are you finding buyers for these assets currently?

Jean-Paul Votron: I think we should clarify something, there are two types of assets, the one which we define as being part of the so-called ‘rump’ which Fred has been highlighting and then some other assets which I just mentioned which are participations on the Fortis side. So in terms of both elements I don’t think that at this stage we can have any significant information which would be relevant.

Questioner: This one is also for Mr Votron, could you tell us, you’ve made some calculations in the statement about the earnings enhancing nature of this transaction for you. What assumption have you made about the price at which you’ve issued equity in order to make those calculations?

Jean-Paul Votron: These calculations in terms of accretion, you’re talking about 4.3% in 2010, we’re talking about a return on investment of 11% which by the way is superior to what we have as a norm as a minimum as well. In terms of cost of equity raising we are now at the point of confirming these numbers.

Questioner: How do you calculate an accretion knowing if you’re issuing €15 million?

Jean-Paul Votron: Gilbert is the accretion specialist.

Gilbert Mittler: We said that we were going to use the rights issue so that means you issue shares to existing shareholders at a certain discount, but that discount doesn’t impact the EPS accretion or dilution because it’s paid to your own shareholders so that means that they will be paid if they don’t use their rights to buy back shares. So we used something like an average market price of the Fortis shares in the last couple of days.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

Ref #4270111

Questioner: May I just ask one follow-up quickly? On the returns on this deal Mr Votron you’re expecting something in the range of 11%. Your two partners seem to be projecting higher returns, I wonder if there is a danger here that people think that maybe you’re subsidising the other two.

Jean-Paul Votron: I don’t think so. I hope you’re wrong. Let me tell you Peter I don’t think we do at all, it’s just the nature of the businesses which is different. As I explained in my slide we’re dealing with businesses which are very predictable with a very strong annuity stream, accretive for example they cannot be compared to wholesale activities or businesses in Latin America as an example.

Sir Fred Goodwin: It doesn’t feel like we’re being subsidised Peter but it’s a kind thought.

Jean-Paul Votron: It would be a pretty good feeling if that would be the case.

Steve Slater: Steve Slater from Reuters. Sir Fred, just returning to the LaSalle issue, can you just give some flavour on whether you think the issues can be resolved with Bank of America or do you think it’s going to be a court that decides it in your favour?

Sir Fred Goodwin: I think that any issues that are ultimately capable of being resolved if people want hard enough to resolve them. Whether that happens in this case or not it would be idle to speculate. We’re in the market to solve them if they can be solved. The fact that we had discussions was a positive sign rather than a negative one. Those discussions didn’t come to a deal and that’s a fact, so where we go from here really remains to be seen. We’re in the market to talk but if it has to go to a court then that may be how it has to be resolved. It wouldn’t be our choice.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

Ref #4270111

Steve Slater: Secondly on the investment bank side, this seems to be a big part obviously of your part of the deal. What can you do with ABN’s wholesale business that they’re not doing?

Sir Fred Goodwin: A raft of things. Johnny, do you want to take a swing at that one?

Johnny Cameron: I think it’s fundamentally about management. They’ve got a great customer base which is undeveloped. If you look at our metrics in terms of income per customer, income per front office employee they are very, very substantially better and basically we’ll just be turning our talents and what we’ve done already with NatWest, what we’ve achieved with NatWest we’ll be doing very much the same thing again, it’s the same team. Something I’d also emphasise is the cost income ratio and one if the things that we’ve got is a very, very strong cost income metric, best in the industry, so even getting it pro forma it comes down very, very substantially. Half the cost savings comes down again to be industry leading, so I think we’ll be doing two things really. Around the revenue is driving the business in the way we always have and the second thing is around the costs applying our own disciplines to get the cost income ratio into shape.

Sir Fred Goodwin: There’s a good table in the press release Steve, you’ll see the product rankings and I think it shows what a good fit our business is with ABN, they’re strong in areas that we’re not and vice versa and you end up being sort of top 5 in just about every product capability we would collectively be involved in globally after the deal. So it’s a very compelling.

Johnny Cameron: One thing I emphasised this morning just to come back is that we’ve achieved global leadership in the main products of this business like foreign exchange and bonds as well as underwriting. We’ve achieved it on a relatively narrow customer base because we’ve only expanded geographically relatively recently and therefore this gives us a new customer base which we can further develop our product rankings with. It’s interesting to know that we’re there with a wider customer base, they haven’t achieved the product penetration that we had.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

Ref #4270111

Questioner: The sub-underwriting of the issues, the rights issues, in the previous announcement mention was made of banks that were also advising ABN AMRO. Are those banks still involved I the sub-underwriting?

Sir Fred Goodwin: There seems to be a great fascination with underwrites, first of all there’s a fascination with underwriting. Now that it’s all underwritten we’re moving on to who’s sub-underwriting it. The issue here is we’re good for the money to go back to that old expression. The money’s there, let’s move on. Who’s sub-underwritten it, if they were there it’s not at all unusual. There are Chinese walls within all of the large institutions such that it would be nothing out of the ordinary for someone to be underwriting this and advising the other side. I don’t want to get into who is and who isn’t, I know the comment you’re referring to and the comment does still stand but trying to find out who the guilty parties are, they’re not guilty. This happens all the time in the market. It would be more surprising if they weren’t. People are queuing up to underwrite this. Underwriting debt for these three banks or underwriting issuance for these three banks is something that we all climb over each other to do daily in our business and there’s a lot of people fighting to do this. So the issue was about financing at the start, it wasn’t actually an issue with us but it was an issue that was thrown up, it’s a dead duck.

Phil Aldrick: Hi, Phil Aldrick again from The Telegraph. I just wanted to check on the core Tier I capital ratios and the discussions with the DNB because there was some indication that they would like around 5.5% but I think your document says 4.25% today and at 4.25% have they indicated that that’s sufficient? Secondly just on shareholder support, I wondered about RBS’s shareholders and Fortis’ shareholders, whether you’ve had any indication from your own shareholders that they supported these deals.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

Ref #4270111

Sir Fred Goodwin: Jean-Paul will speak on that in a moment but firstly to the capital ratio. This whole notion of core Tier I isn’t something that’s recognised in the Basel adequacy rules. It’s Tier I capital that’s recognised. I don’t actually recollect a discussion with DNB about core Tier I of about 5% or anything else, but the core Tier I ratios that we’re proposing are not at all out of the ordinary. The principle arbiters in the matter would tend to be the ratings agencies who have expressed comfort with what’s being proposed so I don’t really…we’re not losing any sleep over that one either Phil to be honest. As to our shareholders one of the benefits of having made this announcement today is that we’ll be able to speak with more granularity to our shareholders. We’ve been taking soundings from our shareholders who were all giving us the benefit of the doubt but wanting to see the business case because how can you have a view without knowing what the numbers are and what the returns would be? So today signals that opportunity and I think when they get to see the number, how conservative the projects are in terms of cost and revenue synergies and the very attractive levels of returns available to our shareholders I would anticipate a body of support, but never take that for granted and that’s something we need to go out and earn and we’ll do that by as well the case to our shareholders over the coming days, weeks and months.

Jean-Paul Votron: Just one thing, we had a shareholder meeting last week, it was in Brussels and in Amsterdam. While we were not able to talk about the level of details which we’re sharing with you today we made some comments and from the reaction we got from our shareholders we felt that there were lots of very good questions by the way which didn’t get answers right now up to this meeting and showing a great interest in what it is we want to do and why we want to do this, so as Fred said we’ll keep an ongoing dialogue with our shareholders and make sure we can meet as many of them as possible in the next few weeks or so. Just on the core Tier I, to come back to that indeed the DNB has to my knowledge never discussed this, either with Fred or myself. As you can see in the paper as far as Fortis is concerned we indicated 5.7 which is I think pretty good.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

Ref #4270111

Sir Fred Goodwin: Also the regulator for RBS is the FSA. The capital ratio you saw for RBS is the RBS ratio, we’re governed by the FSA and the FSA will be the lead regulator for the transaction. If I could try my luck again and try going to audio there are still some questions there, we’ll see if we’re second time lucky. Can we try the audio please?

Operator: We will take a question from Didier Burg from Les Echos.

Didier Burg: My question has been answered already, thank you.

Sir Fred Goodwin: Oh well, at least the technology worked. Is there another question on audio? We’ll try and take that if there is.

Questioner: We’ll take our next question from Ben Livesey from Bloomberg.

Ben Livesey: Hi Sir Fred, I just wondered looking at Barclays for a moment, John Varley has said his proposal will create one of the biggest universal banks in the world and I guess RBS will get there as well pretty much. Is that a default ambition for you or how do you see that?

Sir Fred Goodwin: Not really Ben. I don’t know if we’ve ever expressed an ambition of being any particular size in the world and I don’t know if I’d want to be number one universal bank. I think our strategy has got legs to it and limbs to it and I think scale is important but I don’t really want to be the world’s number one universal bank. I’m very happy to see parts of ABN going to people who are better owners. Alfredo is a better owner of Brazil and Italy than we are and he will generate more value from that than we ever will. Similarly Netherlands retail it’s much better owned by Jean-Paul, he’s got much better economics than we could ever have – that’s why we’re together as a consortium, so to be honest it’s not on the to-do list as being number one universal bank. Goals around purely size are no particularly wonderful.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

Ref #4270111

Ben Livesey: Thanks very much.

Sir Fred Goodwin: Is there anything else on audio?

Operator: We’ll take our next question from Ian McConnell from The Herald.

Ian McConnell: Hi, it was a question for Sir Fred just on the issue of LaSalle. You’ve obviously highlighted global banking and financial markets as the priority or the first one you came. If the Dutch Supreme Court were to reinstate the LaSalle sale and LaSalle were to go, would you still be happy to participate in a consortium without them?

Sir Fred Goodwin: There’s a big question mark at that point Ian, there are split ends at that point.

Ian McConnell: Would there be a possibility that you would come back with a fresh bid or…?

Sir Fred Goodwin: We’ll cross that bridge when we come to it if this bid goes away.

Ian McConnell: Thank you very much.

Sir Fred Goodwin: Ok, there’s no more questions on audio so let’s quite while we’re ahead on that.

Carrick Mollenkamp: Just one more quick question, a follow-up actually on the last one that we just had. Why exactly does the bid go away if you don’t get LaSalle? You spent a lot of time talking about the benefits of all the various different parts and geographic spread of ABN AMRO. Is the whole transaction so delicate that within LaSalle it all falls apart and how do your partners feel about their potential positive accretion fall away because you don’t get what you want?

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

Ref #4270111

Sir Fred Goodwin: One of the things about a consortium is that it’s got to work for all of the parties, so if it doesn’t work for one of them, it doesn’t work for any of us. The deal we have today has been structured and built, crafted, designed, whatever you call it around the inclusion of LaSalle and that’s what we’re pushing for, and so all of the documentation you’ve got, all of the numbers, all of the prices, everything else are built around the acquisition of the whole thing. Any transaction you get involved in and you strike a price, it’s not just a number that’s arrived at mechanically and anything that crosses the hurdle rate you’re willing to do. There’s a whole lot of risk involved with this as well as reward. There’s a whole lot of effort, a whole lot of work, there’s a whole lot of opportunity costs, while we’re doing this we can’t be doing other things. So the deal that’s here today has RBS as part of it has LaSalle in it and in arriving at the decision to do this deal, our board and all of our executive have weighed up the pros and cons, the risks and rewards and come to the conclusion that we want to proceed at this price and on the basis that LaSalle’s in. That’s what we’ve done and if LaSalle’s not in, we don’t want to proceed on this basis and that’s not to upset my colleagues and friends but that’s the basis we’re operating on at this time.

Carrick Mollenkamp: Do you have a certain feel or opinion as to which way you think the Dutch Supreme Court will rule in relation to this?

Sir Fred Goodwin: No. I’d love to have a feel, we have a group of lawyers telling us it’ll be just fine and there are other lawyers…it’s funny how lawyers always end up on both sides of any decision, so we must wait on the court and the court will make its own mind up and we’ll see what happens after that.

Andrea Morawski: Andrea Morawski from the French daily La Tribune. Looking ahead do you expect any other players to step in the battle for ABN AMRO either forming an alternative consortium, either joining forces with Barclays or do you think the battleground is set, it’s either you or Barclays?

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

Ref #4270111

Sir Fred Goodwin: That’s a fairly brave call at this point and it’s probably unnecessary at this point to reach that conclusion. I think we’re working on the basis that we’ve put forward something that we feel is attractive and compelling for ABN’s shareholders and for ours. If other people want to join the fray then they should and we would take stock having regard who it is. We certainly have spent time before we launched our proposals thinking about permutations and trying to work out who could have a better business case than we do, there are other people who would have synergies in Brazil but would they be better than Santander’s – I doubt it. Similarly who’s going to have better synergies and who could buy in the Netherlands and have better synergies than Fortis? I can’t see who they are. Similarly with LaSalle we have very good synergies there so other people may well come out of the woodwork and we’ll just have to respond to that when it happens but on a rational basis it’s difficult to imagine a single purchaser who could come out and mount a better bid that we could. If people start coming out in other consortia let’s see how they shape up and whether they’ve got as good a track record as we have, whether they’ve got as good an industrial plan as we have, whether they’ve got as much cash as we have. It would be a brave man and I’m not that man to say that it’s all over and no-one else will come and it’s a straight fight with us and Barclays. It feels very premature to be reaching that sort of conclusion.

Questioner: If I just understand what you are saying for the lead regulator for the transaction being the FSA not the DNB, could you elaborate?

Sir Fred Goodwin: The FSA are RBS’s regulators and it will be a subsidiary of RBS. The DNB have a key role in relation to the regulation of the ABN AMRO business, that’s absolutely understood so in the first instance when we would acquire ownership of nothing, we just keep the business as it until we’re happy that we know where we’re going and we’ve got the DNB and other regulator’s approval to make any of the changes. The FSA are RBS’s regulator. Carrick?

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

Ref #4270111

Carrick Mollenkamp: Could you work through the next step for the consortium in terms of this offer is now before the ABN board, you’ve got the Supreme Count, you’ve got the Bank of America litigation. What’s the next step and then can you just walk us through the dominoes you’ll be going through?

Sir Fred Goodwin: It depends Carrick. One of the things I’ve tried not to do and we’ve all tried to avoid in this is getting too hung up about a precise game plan. It will depend to some extent on ABN’s board. It will depend to some extent on Bank of America. The court has given some guidance that it will come out towards the end of July, in between that we’ve got work to do with our own shareholders and to explain more we have an ongoing liaison relationship with the DNB and other regulators. We’re having dialogue with the ABN works council, we continue to have that so there’s lots to be doing. We’ve got all the documents to prepare so there’s a lot of work going on. We’re now at full steam ahead with our bid and obviously we’re at the advantage that because our bid isn’t conditional on LaSalle being completed our bid is running in parallel with the court whereas Barclays bid can’t complete as I understand it until after the LaSalle transaction has completed, so we’re still a lot way from it. It is important to get things done quickly not just for the sake of it but to bring certainty into this equation. There are a number of things happening in parallel, it’s not that A has to happen before B now. There’s a lot going on in parallel.

Carrick Mollenkamp: Just to follow up on the DNB, could you talk some about the hurdles that remain in getting…?

Sir Fred Goodwin: Nothing out of the ordinary Carrick. It’s at the DNB’s discretion so the DNB decide hurdles and decide when they put up a hurdle and we have to get over whatever hurdles are put up. We have that in common with everyone and anyone that any regulator deals with, so the regulator must achieve complete satisfaction over the subjects that they regulate. DNB is no different in that regard so we will continue to address any issues that DNB raise. There’s a lot they will ask us and are asking us in the ordinary course in connection with the progression of the

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

Ref #4270111

transaction, now that’s exactly as we would expect and exactly what’s happening. It’s the same as what’s happening with the FSA in Bank of Spain and others, it’s a whole series of regulatory dialogues going on at the moment.

Alexander Ferguson: Hi, Alex Ferguson, Thomson Financial News. Just wondering Sir Fred, have you heard anything or have any of you heard anything from ABN AMRO today.

Sir Fred Goodwin: Not today, we’ve been kind of busy today. I haven’t heard anything, Jean-Paul and Alfredo haven’t told me anything. We spoke to them last night, the chairman of the two boards so they knew what was happening so I wouldn’t have expected to hear anything today to be honest. Ok, well I’m conscious of time passing by so I think we’ll probably close at this point ladies and gentlemen by thanking you all very much for coming along. I’ve no doubt you’ll have other questions and as the days and weeks wear on we’ll be speaking to you again, but thank you for coming along today. Thank you very much and thanks to everyone in Madrid and on the audio.